NO ACT
PE 1-10-02
1-09894

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2002

Benjamin F. Garmer, III
Foley & Lardner
777 East Wisconsin Avenue, Suite 3800
Milwaukee, Wisconsin 53202-5367

Act 1934
Section
Rule 14A-8
Public Availability 3/10/2002

Re: Alliant Energy Corporation
Incoming letter dated January 10, 2002

Dear Mr. Garmer:

This is in response to your letters dated January 10, 2002 and January 18, 2002 concerning the shareholder proposal submitted to Alliant Energy by Michael R. Levin. We also have received letters from the proponent dated January 10, 2002, January 11, 2002 and January 20, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

Dubberly, Paula

From: Michael R. Levin [l1863@yahoo.com]

Sent: Sunday, January 20, 2002 9:25 AM

To: cfletters@sec.gov; jrothman@foleylaw.com

Subject: Alliant Energy Corporation - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Alliant Energy Corporation: jrothman@foleylaw.com

Ladies and Gentlemen:

I am in receipt of my copy of the supplimental letter dated January 18, 2002 from Benjamin F. Garmer III of Foley & Lardner on behalf of Alliant Energy Corporation ('Alliant") to the Office of the Chief Counsel (the "Supplimental Letter"). Below I set forth my response to the Supplimental Letter.

Alliant reiterates its intention to exclude my proposal based on my alleged failure to establish eligibility to submit the proposal. I have clearly met the eligibility requirements set forth in SEC rules. The problem, simply stated, was difficulty in providing proper documentation of my eligibility. This problem arose first because I changed custodians during the term of my shareholding and thus needed to provide documentation from two different custodians, and second because I reside in Singapore and thus need to coordinate such documentation from overseas. I so indicated these two problems to Alliant within the 14 day period in which I am to provide such documentation, indicating my intent to provide appropriate documentation as expeditiously as possible given the constraints. I have now provided letters from each custodian stating that I have owned the requisite number of shares for the proper period of time.

Also, concerning its contention that the proposal concerns ordinary business operations, Alliant writes that the my response letter:

> "asserts that the Proposal is not "a narrow prescription of financial tactics" and does not "micro-manage the Company because it does not establish "precise terms . . . for a risk transfer transaction." However, the Proposal would do just that by prohibiting the Company from issuing fixed rate debt and purchasing insurance. As discussed in the Initial Letter, decisions concerning risk management, cash management, debt levels and financing alternatives are clearly fundamental tasks of the Company's management that relate to the conduct of ordinary business operations."

In fact, the proposal does not micro-manage Alliant, in part because it does not seek to establish precise terms for risk transfer transactions, but also because it does not impose other requirements that would commonly be associated with "micro-management", such as specifying counterparties for transactions, prescribing precise management processes, identifying particular people to hire or terminate, or requiring particular timetables or deadlines for specific implementation tasks or steps.

Alliant notes that in the proposal "prohibits the Company from issuing fixed rate debt and purchasing insurance". One consequence of adopting a risk strategy will likely be to issue only floating rate debt, rather than fixed rate debt, and to eliminate the purchase of insurance. Numerous scholars and practitioners have observed that among many other consequences, these follow logically from aligning investor risk capacity with management risk taking (see, for example, Doherty and Smith, "Corporate Insurance Strategy: The Case of British Petroleum", in Journal of Applied Corporate Finance 6:4-15 (1993)). The subject of the proposal is a significant and costly difference between investors and management, as expressed in my eariler response letter, and the consequences discussed here represent ways to narrow that difference that investors should have the opportunity to understand and consider in the form of their review of the shareholder proposal.

In the same section above Alliant asserts "decisions concerning risk management, cash management, debt levels, and financing alternatives are fundamental tasks of the Company's management." Corporations frequently adopt both strategic plans and tactical programs related to these tasks, and the strategy related to these tasks has been the subject of shareholder proposals in numerous other instances. My proposal, properly interpreted as requiring adoption of a risk strategy, intends only to address strategic plans related to these tasks, and leave tactical programs (such as how to reduce cash levels, or how to transition from fixed to floating rate debt) to Alliant management as part of ordinary business operations.

Also, for the reasons set forth in my response to Alliant's initial letter to the Staff, I believe that Alliant has failed to show how the Proposal is false and misleading, and that these are not grounds for excluding the proposal from the proxy materials.

For these reasons we believe that Alliant may not exclude the proposal from the 2002 Proxy Statement and respectfully request that the Staff recommend enforcement action should Alliant so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at +65.463.1242.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

BRUSSELS
CHICAGO
DENVER
DETROIT
JACKSONVILLE
LOS ANGELES
MADISON
MILWAUKEE
ORLANDO
SACRAMENTO
SAN DIEGO/DEL MAR
SAN FRANCISCO
TALLAHASSEE
TAMPA
WASHINGTON, D.C.
WEST PALM BEACH

FOLEY & LARDNER
ATTORNEYS AT LAW

January 18, 2002

VIA HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Original Submission dated January 10, 2002 regarding Exclusion of Shareholder Proposal Submitted to Alliant Energy Corporation Pursuant to Rules 14a-8(f), 14a-8(i)(7) and 14a-8(i)(3)

Ladies and Gentlemen:

On behalf of Alliant Energy Corporation, a Wisconsin corporation (the "Company"), we are filing six copies of this letter (and the exhibits referenced herein) as a supplement to our letter, dated January 10, 2002 (the "Initial Letter"), to the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission"), relating to the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareowners to be held on May 15, 2002 ("Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") submitted by Mr. Michael R. Levin (the "Proponent").

After receipt of the Initial Letter, the Proponent submitted to the Commission (1) an e-mail, dated January 10, 2002 (attached hereto as Exhibit A), responding to the Company's grounds for exclusion of the Proposal under Rules 14a-8(f) and 14a-8(b) and (2) an e-mail, dated January 11, 2002 (attached hereto as Exhibit B), responding to the Company's grounds for exclusion of the Proposal under Rules 14a-8(i)(7) and 14a-8(i)(3). The Proponent also submitted to our firm by facsimile on January 10, 2002 a letter, dated December 17, 2001 (attached hereto as Exhibit C), from a previous record holder ("E*Trade") of the Proponent's shares of the Company's common stock.

After reviewing these letters, the Company continues to believe that it is appropriate for the Staff not to recommend enforcement action to the Commission if the Company excludes the Proposal from its Proxy Materials. We are submitting this letter to respond to certain assertions set forth by the Proponent in his letters submitted to the Commission and our firm. We are also simultaneously providing the Proponent with a copy of this letter in accordance with Rule 14a-8(j).

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5367

TEL: 414.271.2400
FAX: 414.297.4900
WWW.FOLEYLARDNER.COM

WRITER'S DIRECT LINE
414.297.5675

EMAIL ADDRESS
bgarmer@foleylaw.com

CLIENT/MATTER NUMBER
031613-0121

A. The Proponent Failed to Establish His Eligibility to Submit the Proposal.

As stated in the Initial Letter, the Company sent the Proponent (via e-mail and registered mail) a letter, dated December 12, 2001 (Exhibit C to the Initial Letter), notifying the Proponent of his need to demonstrate his eligibility under Rule 14a-8(b) in accordance with Rule 14a-8(f). The Proponent responded with a letter, dated December 17, 2001 (Exhibit E to the Initial Letter), from Wealth Management Services, the current record holder of the Proponent's shares of the Company's common stock, stating that the Proponent has held his shares of the Company's common stock since May 17, 2001. In response to the Initial Letter, the Proponent submitted to our firm by facsimile on January 10, 2002 the letter, dated December 17, 2001, from E*Trade.

As discussed in the Initial Letter, the letter from Wealth Management Services fails to state the number of shares that the Proponent beneficially owns, therefore making it impossible to determine whether the Proponent owned at least $2,000 in market value of the Company's common stock from May 17, 2001 until the Proponent's submission of the Proposal. The Proponent still has not made any attempt to establish that the Proponent owned at least $2,000 in market value of the Company's common stock during this period as required by Rule 14a-8.

Furthermore, although the Proponent submitted the letter from E*Trade in attempt to establish beneficial ownership from November 8, 2000 until May 17, 2001, the Proponent did not submit the E*Trade letter until January 10, 2002 (although it is dated December 17, 2001). Under Rule 14a-8(f)(1), the Proponent was required to submit the E*Trade letter within 14 days after his receipt of the Company's December 12, 2001 letter notifying the Proponent of his need to demonstrate eligibility under Rule 14a-8(b). The Company sent its letter to the Proponent by e-mail and registered mail and the Proponent acknowledged receipt of the Company's letter in his e-mail, dated December 16, 2001 (Exhibit D to the Initial Letter), to the Company. Accordingly, because the Proponent did not comply with the 14-day period requirement under Rule 14a-8(f)(1), the E*Trade letter should not be considered in determining whether the Proponent has met the eligibility requirements of Rule 14a-8(b).

For the reasons set forth above and in the Initial Letter, the Company continues to believe that it may exclude the Proposal pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide documentary support indicating that he satisfied the minimum ownership requirement mandated by Rule 14a-8(b) within the time frame set by Rule 14a-8(f).

B. The Proposal Deals with the Company's Ordinary Business Operations.

The only no-action letter that the Proponent cites in his January 11, 2002 letter to the Commission to support his assertion that the Proposal may not be excluded as relating to ordinary business operations under Rule 14a-8(i)(7) is Merrill, Lynch & Co., Inc. (December 19, 1994). When referring to the Merrill, Lynch no-action letter, the Proponent states, "[t]he Staff, on at least one other occasion, *refused to concur* with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of certain risks in its business, so that investors could evaluate for themselves and discuss with management the risks involved in the business." (emphasis added) However, the Staff did not take a position in the Merrill, Lynch no-action letter as to whether it concurred that the proposal was excludable pursuant to Rule 14a-8(c)(7) (the predecessor to Rule 14a-8(i)(7)) as a proposal relating to the conduct of ordinary business operations. Instead, the Staff simply stated its position at the time not to express any view with respect to the application of Rule 14a-8(c)(7) to any shareholder proposal pending resolution of the appeal of New York City Employees' Retirement System v. Securities and Exchange Commission, 93 Civ. 1233 (Oct. 15 1993).

Furthermore, the Proponent's January 11, 2002 letter to the Commission repeatedly asserts that the Proposal merely recommends that the Company adopt and implement a comprehensive risk strategy "along with several steps to implement the strategy." The Proponent then fails in his response letter to repeat those "steps": "reduc[ing] substantially Alliant levels of cash and other sources of working capital[;] issu[ing] only floating rate debt, and converting existing fixed-rate debt to floating-rate[;] eliminat[ing] stand-by debt facilities[; and] eliminat[ing] the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives." The Proponent's response letter asserts that the Proposal is not "a narrow prescription of financial tactics" and does not "micro-manage the Company because it does not establish "precise terms . . . for a risk transfer transaction." However, the Proposal would do just that by prohibiting the Company from issuing fixed rate debt and purchasing insurance. As discussed in the Initial Letter, decisions concerning risk management, cash management, debt levels and financing alternatives are clearly fundamental tasks of the Company's management that relate to the conduct of ordinary business operations.

For the reasons set forth above and in the Initial Letter, the Company continues to believe that it may exclude the Proposal pursuant to Rule 14a-8(i)(7) because the Proposal clearly deals with issues and considerations that involve the Company's ordinary business operations.

C. The Proposal and the Accompanying Supporting Statement Violate Rule 14a-9.

For the reasons set forth in the Initial Letter, the Company continues to believe that the Proposal is false and misleading and is, therefore, excludable from the Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

* * *

For the reasons set forth above and in the Initial Letter, we hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for the reasons discussed in this letter.

In the event that the Staff does not concur with the Company's position or desires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. If you would like to contact us directly or have any questions concerning this matter, please call the undersigned at (414) 297-5675 or Jay O. Rothman at (414) 297-5644.

Please acknowledge receipt of this filing by date-stamping the additional enclosed copy of this letter and returning it to the person making this filing.

Very truly yours,

Benjamin F. Garmer, III

Enclosures

cc: Edward M. Gleason
Barbara J. Swan
Alliant Energy Corporation
Jay O. Rothman
Foley & Lardner

Exhibit A

-----Original Message-----
From: Michael R. Levin [mailto:l1863@yahoo.com]
Sent: Thursday, January 10, 2002 7:53 PM
To: cfletters@sec.gov; jrothman@foleylaw.com
Subject: Alliant Energy Corporation - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Alliant Energy Corporation: jrothman@foleylaw.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 10, 2002 from Benjamin Garner of Foley & Lardner on behalf of Alliant Energy Corporation to the Office of the Chief Counsel. I wish to respond to a portion of that letter.

The letter asserts that the proposal is excludable under Rule 14a-8(b) because of my failure to establish eligibility, wherein I have owned and will continue to own at least $2,000 worth of shares for one year prior to November 28, 2001 (the date I submitted my shareholder proposal). I transferred custody of my shares during that period, and need to produce documentation from two different brokers.

I have now submitted documentation to Alliant Energy Corporation from each broker that shows such ownership. For this reason I believe that I have provided appropriate documentation to show continuous ownership, and that eligibility will not be a basis for excluding the proposal.

I plan to respond separately to the other basis for excluding the proposal indicated in the letter of January 10.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

Exhibit B

-----Original Message-----
From: Michael R. Levin [mailto:l1863@yahoo.com]
Sent: Friday, January 11, 2002 4:19 AM
To: cfletters@sec.gov; jrothman@foleylaw.com
Subject: Alliant Energy Corporation - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Alliant Energy Corporation: jrothman@foleylaw.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 10, 2002 from Benjamin F. Garmer III of Foley & Lardner on behalf of Alliant Energy Corporation ('Alliant") to the Office of the Chief Counsel (the "Letter"). Based on the proposal submitted and the Letter, it does not appear that Alliant has provided sufficient reason to omit the shareholder proposal. Below I set forth my response to the Letter.

Alliant seeks to omit the proposal "because the Proposal deals with a matter relating to the Company's ordinary business operations." Furthermore, the Letter asserts that The Proposal seeks to "micro-manage" the Company by specifying the types of financing alternatives and risk management instruments that the Company may use. However, properly construed, the proposal does not "micro-manage" Alliant, but rather raises issues that in fact constitute a proper and appropriate matter for discussion among shareholders, the Board of Directors, and management.

First, Alliant appears to have construed the proposal too narrowly, by asserting that it "micro-manages" the company. The proposal clearly requests that the Board of Directors "adopt and implement a comprehensive risk strategy" and identifies some steps to implement such a strategy. For example, the preamble to the proposal clearly suggests that a risk strategy will likely address non-financial areas, such as "international expansion" and "expansion into non-regulated businesses". Also, the proposal narrows the scope only to indicate areas of implementation, in that these areas would "include but not be limited to" several financial areas. The reason it so narrows the scope is that these areas represent ones about which investors can obtain information from Alliant, and hence that provide the basis for the estimated impact of implementation which is contained in the Supporting Statement. A broad discussion of strategy for taking risk, rather than a narrow prescription of financial tactics, falls well within the scope of issues that shareholders should review and discuss with management, and outside the scope of "ordinary business operations".

Alliant also asserts that the proposal will micro-manage in that it "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies", citing a past Staff holding. Nowhere does the proposal prescribe "intricate" detail, for example related to the precise terms or counterparties for a risk transfer transaction, nor does it impose any time frame or specific method for implementing the risk strategy.

Second, Alliant appears to seek exclusion of the proposal because of the complexity of the subject, which it asserts makes the subject the province of management, not shareholders. In this way they again misinterpret the proposal. The proposal does not put specific risk management tactics to a vote of shareholders, such as precise terms or counterparties for a risk transfer transaction, where shareholders might not have the "knowledge and expertise" to decide how to vote. Rather, it recommends that Alliant "adopt and implement a comprehensive risk strategy", with implementation to include various general steps set forth in the proposal.

Also, the Letter asserts that these decisions are "inherently based on complex considerations that are outside the knowledge and expertise of shareholders." To the extent that the proposal would in fact ask shareholders to vote on such complex considerations, they are not outside their knowledge and expertise. Alliant itself acknowledges this in its extensive disclosures on risk management tactics in its financial statements and other filings with the Securities and Exchange Commission, presumably to provide investors with the very information that it asserts investors do not have the knowledge and expertise to understand and interpret. Alliant also contradicts its position by referring to my understanding of this complexity owing to my past experience with the company. While I do have past experience with the company, the opinions, facts, and assertions in the proposal are based entirely on information available from public sources and my general experience with risk taking and risk management. Inasmuch as I am an investor in the company, I at least have the knowledge and expertise to understand this subject, and other investors do, as well.

Also, the Letter asserts that "Decisions concerning risk management, cash management, debt levels and financing alternatives are... fundamental to management's ability to control the operations of the Company and, as such, is not appropriately delegated to the Company's shareholders." The proposal does not in fact address specific decisions about how management controls operations, such as which processes, employees, or service providers management should use. It only proposes that the Alliant adopt a comprehensive risk strategy, and then implement it in several ways.

Third, the Letter cites several Staff holdings in which the Letter claims that proposals for "non-extraordinary risk management and financing decisions relate to ordinary business operations." In support the Letter references five past Staff holdings, none of which appear to pertain to this proposal. Two involve matters specific to environmental liability and more generally requesting a company to evaluate and report on its specific environmental risk. The present proposal in no way requires Alliant to so evaluate and report on any specific risk. The other three involve the types of financial transactions into which a company may and may not enter. Again, the present proposal requires Alliant only to adopt a comprehensive risk strategy, with implications for how it implements the strategy, and does not require it to enter into one or another specific transaction.

Fourth, how a company takes and manages risk can and should become a fundamental component of a company's direction and strategy. In the same way that shareholders and management discuss and agree on goals and plans for a corporation's returns or profits, it makes sense that they should discuss and agree on goals and plans for the risk taking and management that underlies the activities that lead to returns or profits. The proposal merely recommends that the Board of Directors engage in such discussions, in that they "adopt and implement a comprehensive risk strategy" along with several steps to implement the strategy. The Staff has, on at least one other occasion, refused to concur with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of certain risks in its business, so that investors could evaluate for themselves and discuss with management the risks involved in the business (see Merrill, Lynch & Co., December 29, 1994)

Fifth, the proposal addresses a fundamental and material difference between the interests of shareholders and management, specifically in their different views of how much risk the firm should take. In the Supporting Statement, the proposal sets forth the reasoning underlying the estimated $0.60 per share impact of adopting and implementing the comprehensive risk strategy, namely excessive managerial risk aversion relative to shareholders' appetite for risk. In many other similar instances involving differences between the interests of shareholders and management, such as related to poison pills and executive compensation, companies have not been allowed to omit proposals from shareholders.

Alliant also seeks to omit the proposal because it believes that certain statements in the proposal are "false and misleading". Based on a common understanding of these terms, I submit that it is neither.

First, the Letter asserts that the proposal makes "bold assertions without any reference to an authoritative source and without setting forth the basis for his calculation of the financial impact the Company incurs." However, "bold assertions" and the absence of an "authoritative source" or "the basis for (a) calculation" are neither false nor misleading, and Alliant fails to show how the specific statements in the proposal are in fact false, or how they guide shareholders to an unwarranted or incorrect conclusion. Also, because of the space limitations imposed in a shareholder proposal, there is no room to include detailed calculations. However, if Alliant will allow a longer proposal than regulations currently require them to allow, I would be pleased to provide sources and calculations.

Second, the Letter asserts that the Supporting Statement of the proposal "impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" of Alliant executives. The basis for this are the assertions in the Supporting Statement that relate to risk aversion among Alliant executives: they have "considerable risk aversion" and "inaccurate, incomplete, and isolated views of the risks in the energy business"; these executives "overreact" to sources of risk and that the Company's investors as a group "care much less than executives do about individual sources of risk"; and the typical shareholder of the Company has a "higher tolerance for variability" than the Company's management.

The Letter first asserts that these statements impugn the character, integrity, or personal reputation, or make charges concerning improper, illegal, or immoral conduct of Alliant executives. Seeing as there are no laws or regulations concerning executive attitudes toward risk, I presume that Alliant is concerned that these statements impugn the character, integrity, or personal reputation of Alliant executives. Risk aversion relates to an executive's attitude toward business decisions and how much variability he or she will accept in a business' results. The Letter does not show how degree or extent of risk aversion relates to character, integrity, or personal reputation, all qualities that relate to executives' honesty, truthfulness, and trustworthiness. Indeed, the proposal takes an even, dispassionate tone: in the preamble it expresses how Alliant both takes risk aggressively and adopts a harmful risk aversion; and nowhere attributes a source for executive risk aversion, such as character, integrity, or reputation.

The Letter also asserts that there is no "factual foundation" for the assertions that presumably link risk aversion to executive character, integrity, or personal reputation. However, there is an abundant literature that sets forth both theory and evidence about executive risk aversion in many companies, and the prevailing view among academics, investors, and other observers is that executives in general are more risk averse than investors (see Shapira, Zur; 1994; Risk Taking - A Managerial Perspective; New York: Russell Sage Foundation and Tufano, Peter; 1998; Agency Costs of Risk Management, Financial Management, Vol. 27, No. 1 (Spring), p. 67-77, among many other sources). In addition, consistent with that literature, executives at Alliant are in fact more risk averse than investors, as evidenced by the analyses referenced in the proposal, particularly that which addresses the amount of cash flow that investors forego because executives choose to transfer risks that investors would not chose to transfer.

Separately I have provided documentation evidencing my ownership of Alliant shares in accordance with the requirements of SEC Rule 14a-8(b)(2).

For these reasons we believe that Alliant may not exclude the proposal from the 2002 Proxy Statement and respectfully request that the Staff recommend enforcement action should Alliant so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at +65.463.1242.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

Exhibit C

E*TRADE

37E

Post-it™ brand fax transmittal memo 7871 | # of pages 1

To Jay Rothman	From M Levin
Co. Foley & Lardner	Co.
Dept. re: Alliant Energy	Phone # 65.463.1242
Fax # 414.297.4900	Fax # 65.463.1647

December 17, 2001

Michael R. Levin
IRA R/O E*TRADE Custodian
Account: 1140-6210
1863 Kiest Ave.
Northbrook, IL 60062

Re: LNT, MOT & MCD

Dear Mr. Levin,

I am showing that you held 1000 LNT from 11/08/00 until the shares were transferred out of E*TRADE on 05/17/01. During this time the stock had a low of $26.00 giving your stock a value of $26,000.00.

I hope this information is helpful. We value your business.

Sincerely,

Lindsay Wetzel

Lindsay Wetzel
Customer Service Representative
E*TRADE Securities, Inc.

CFLETTERS

From: Michael R. Levin [l1863@yahoo.com]

Sent: Friday, January 11, 2002 5:19 AM

To: cfletters@sec.gov; jrothman@foleylaw.com

Subject: Alliant Energy Corporation - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Alliant Energy Corporation: jrothman@foleylaw.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 10, 2002 from Benjamin F. Garmer III of Foley & Lardner on behalf of Alliant Energy Corporation ('Alliant") to the Office of the Chief Counsel (the "Letter"). Based on the proposal submitted and the Letter, it does not appear that Alliant has provided sufficient reason to omit the shareholder proposal. Below I set forth my response to the Letter.

Alliant seeks to omit the proposal "because the Proposal deals with a matter relating to the Company's ordinary business operations." Furthermore, the Letter asserts that The Proposal seeks to "micro-manage" the Company by specifying the types of financing alternatives and risk management instruments that the Company may use. However, properly construed, the proposal does not "micro-manage" Alliant, but rather raises issues that in fact constitute a proper and appropriate matter for discussion among shareholders, the Board of Directors, and management.

First, Alliant appears to have construed the proposal too narrowly, by asserting that it "micro-manages" the company. The proposal clearly requests that the Board of Directors "adopt and implement a comprehensive risk strategy" and identifies some steps to implement such a strategy. For example, the preamble to the proposal clearly suggests that a risk strategy will likely address non-financial areas, such as "international expansion" and "expansion into non-regulated businesses". Also, the proposal narrows the scope only to indicate areas of implementation, in that these areas would "include but not be limited to" several financial areas. The reason it so narrows the scope is that these areas represent ones about which investors can obtain information from Alliant, and hence that provide the basis for the estimated impact of implementation which is contained in the Supporting Statement. A broad discussion of strategy for taking risk, rather than a narrow prescription of financial tactics, falls well within the scope of issues that shareholders should review and discuss with management, and outside the scope of "ordinary business operations".

Alliant also asserts that the proposal will micro-manage in that it "involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies", citing a past Staff holding. Nowhere does the proposal prescribe "intricate" detail, for example related to the precise terms or counterparties for a risk transfer transaction, nor does it impose any time frame or specific method for implementing the risk strategy.

Second, Alliant appears to seek exclusion of the proposal because of the complexity of the subject, which it asserts makes the subject the province of management, not shareholders. In this way they again misinterpret the proposal. The proposal does not put specific risk management tactics to a vote of shareholders, such as precise terms or counterparties for a risk transfer transaction, where shareholders might not have the "knowledge and expertise" to decide how to vote. Rather, it recommends that Alliant "adopt and implement a comprehensive risk strategy", with implementation to include various general steps set forth in the proposal.

Also, the Letter asserts that these decisions are "inherently based on complex considerations that are outside the knowledge and expertise of shareholders." To the extent that the proposal would in fact ask shareholders to vote on such complex considerations, they are not outside their knowledge and expertise. Alliant itself acknowledges this in its extensive disclosures on risk management tactics in its financial statements and other filings with the Securities and Exchange Commission, presumably to provide investors with the very information that it asserts investors do not have the knowledge and expertise to understand and interpret. Alliant also contradicts its position by referring to my understanding of this complexity owing to my past experience with the company. While I do have past experience with the company, the opinions, facts, and assertions in the proposal are based entirely on information available from public sources and my general experience with risk taking and risk management. Inasmuch as I am an investor in the company, I at least have the knowledge and expertise to understand this subject, and other investors do, as well.

Also, the Letter asserts that "Decisions concerning risk management, cash management, debt levels and financing alternatives are... fundamental to management's ability to control the operations of the Company and, as such, is not appropriately delegated to the Company's shareholders." The proposal does not in fact address specific decisions about how management controls operations, such as which processes, employees, or service providers management should use. It only proposes that the Alliant adopt a comprehensive risk strategy, and then implement it in several ways.

Third, the Letter cites several Staff holdings in which the Letter claims that proposals for "non-extraordinary risk management and financing decisions relate to ordinary business operations." In support the Letter references five past Staff holdings, none of which appear to pertain to this proposal. Two involve matters specific to environmental liability and more generally requesting a company to evaluate and report on its specific environmental risk. The present proposal in no way requires Alliant to so evaluate and report on any specific risk. The other three involve the types of financial transactions into which a company may and may not enter. Again, the present proposal requires Alliant only to adopt a comprehensive risk strategy, with implications for how it implements the strategy, and does not require it to enter into one or another specific transaction.

Fourth, how a company takes and manages risk can and should become a fundamental component of a company's direction and strategy. In the same way that shareholders and management discuss and agree on goals and plans for a corporation's returns or profits, it makes sense that they should discuss and agree on goals and plans for the risk taking and management that underlies the activities that lead to returns or profits. The proposal merely recommends that the Board of Directors engage in such discussions, in that they "adopt and implement a comprehensive risk strategy" along with several steps to implement the strategy. The Staff has, on at least one other occasion, refused to concur with a request for no-action in a similar case, in which a shareholder proposed that a company provide appropriate disclosure of certain risks in its business, so that investors could evaluate for themselves and discuss with management the risks involved in the business (see Merrill, Lynch & Co., December 29, 1994)

Fifth, the proposal addresses a fundamental and material difference between the interests of shareholders and management, specifically in their different views of how much risk the firm should take. In the Supporting Statement, the proposal sets forth the reasoning underlying the estimated $0.60 per share impact of adopting and implementing the comprehensive risk strategy, namely excessive managerial risk aversion relative to shareholders' appetite for risk. In many other similar instances involving differences between the interests of shareholders and management, such as related to poison pills and executive compensation, companies have not been allowed to omit proposals from shareholders.

Alliant also seeks to omit the proposal because it believes that certain statements in the proposal are "false and misleading". Based on a common understanding of these terms, I submit that it is neither.

First, the Letter asserts that the proposal makes "bold assertions without any reference to an authoritative source and without setting forth the basis for his calculation of the financial impact the Company incurs." However, "bold assertions" and the absence of an "authoritative source" or "the basis for (a) calculation" are neither false nor misleading, and Alliant fails to show how the specific statements in the proposal are in fact false, or how they guide shareholders to an unwarranted or incorrect conclusion. Also, because of the space limitations imposed in a shareholder proposal, there is no room to include detailed calculations. However, if Alliant will allow a longer proposal than regulations currently require them to allow, I would be pleased to provide sources and calculations.

Second, the Letter asserts that the Supporting Statement of the proposal "impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation" of Alliant executives. The basis for this are the assertions in the Supporting Statement that relate to risk aversion among Alliant executives: they have "considerable risk aversion" and "inaccurate, incomplete, and isolated views of the risks in the energy business"; these executives "overreact" to sources of risk and that the Company's investors as a group "care much less than executives do about individual sources of risk"; and the typical shareholder of the Company has a "higher tolerance for variability" than the Company's management.

The Letter first asserts that these statements impugn the character, integrity, or personal reputation, or make charges concerning improper, illegal, or immoral conduct of Alliant executives. Seeing as there are no laws or regulations concerning executive attitudes toward risk, I presume that Alliant is concerned that these statements impugn the character, integrity, or personal reputation of Alliant executives. Risk aversion relates to an executive's attitude toward business decisions and how much variability he or she will accept in a business' results. The Letter does not show how degree or extent of risk aversion relates to character, integrity, or personal reputation, all qualities that relate to executives' honesty, truthfulness, and trustworthiness. Indeed, the proposal takes an even, dispassionate tone: in the preamble it expresses how Alliant both takes risk aggressively and adopts a harmful risk aversion; and nowhere attributes a source for executive risk aversion, such as character, integrity, or reputation.

The Letter also asserts that there is no "factual foundation" for the assertions that presumably link risk aversion to executive character, integrity, or personal reputation. However, there is an abundant literature that sets forth both theory and evidence about executive risk aversion in many companies, and the prevailing view among academics, investors, and other observers is that executives in general are more risk averse than investors (see Shapira, Zur; 1994; Risk Taking - A Managerial Perspective; New York: Russell Sage Foundation and Tufano, Peter; 1998; Agency Costs of Risk Management, Financial Management, Vol. 27, No. 1 (Spring), p. 67-77, among many other sources). In addition, consistent with that literature, executives at Alliant are in fact more risk averse than investors, as evidenced by the analyses referenced in the proposal, particularly that which addresses the amount of cash flow that investors forego because executives choose to transfer risks that investors would not chose to transfer.

Separately I have provided documentation evidencing my ownership of Alliant shares in accordance with the requirements of SEC Rule 14a-8(b)(2).

For these reasons we believe that Alliant may not exclude the proposal from the 2002 Proxy Statement and respectfully request that the Staff recommend enforcement action should Alliant so exclude the proposal. In the event that the Staff does not concur with my position or desires additional information in support of this position, I would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Please feel free to contact me via reply to this email or at +65.463.1242.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

CFLETTERS

From: Michael R. Levin [l1863@yahoo.com]

Sent: Thursday, January 10, 2002 8:53 PM

To: cfletters@sec.gov; jrothman@foleylaw.com

Subject: Alliant Energy Corporation - shareholder proposal

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel

via email: cfletters@sec.gov
copy to Alliant Energy Corporation: jrothman@foleylaw.com

Ladies and Gentlemen:

I am in receipt of my copy of the letter dated January 10, 2002 from Benjamin Garner of Foley & Lardner on behalf of Alliant Energy Corporation to the Office of the Chief Counsel. I wish to respond to a portion of that letter.

The letter asserts that the proposal is excludable under Rule 14a-8(b) because of my failure to establish eligibility, wherein I have owned and will continue to own at least $2,000 worth of shares for one year prior to November 28, 2001 (the date I submitted my shareholder proposal). I transferred custody of my shares during that period, and need to produce documentation from two different brokers.

I have now submitted documentation to Alliant Energy Corporation from each broker that shows such ownership. For this reason I believe that I have provided appropriate documentation to show continuous ownership, and that eligibility will not be a basis for excluding the proposal.

I plan to respond separately to the other basis for excluding the proposal indicated in the letter of January 10.

Thanks for your consideration.

MRL

Michael R. Levin
L1863@yahoo.com

BRUSSELS
CHICAGO
DENVER
DETROIT
JACKSONVILLE
LOS ANGELES
MADISON
MILWAUKEE
ORLANDO
SACRAMENTO
SAN DIEGO/DEL MAR
SAN FRANCISCO
TALLAHASSEE
TAMPA
WASHINGTON, D.C.
WEST PALM BEACH

FOLEY & LARDNER
ATTORNEYS AT LAW

January 10, 2001

VIA HAND DELIVERY

Securities and Exchange Commission
Office of Chief Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Exclusion of Shareholder Proposal Submitted to Alliant Energy Corporation Pursuant to Rules 14a-8(f), 14a-8(i)(7) and 14a-8(i)(3)

Ladies and Gentlemen:

On behalf of Alliant Energy Corporation, a Wisconsin corporation (the "Company"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, we hereby file six copies of the following:

(1) this letter relating to the Company's intention to exclude from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Shareowners to be held on May 15, 2002 ("Proxy Materials") a shareholder proposal and related supporting statement (the "Proposal") submitted by Mr. Michael R. Levin (the "Proponent");

(2) an e-mail, dated November 28, 2001, received by the Company from the Proponent that transmitted the Proposal (attached hereto as Exhibit A);

(3) an e-mail, dated December 11, 2001, received by the Company from the Proponent that transmitted the Proponent's official trade confirmation (attached hereto as Exhibit B);

(4) a letter, dated December 12, 2001, which the Company sent by electronic and U.S. mail to the Proponent notifying the Proponent of his need to demonstrate eligibility under Rule 14a-8(b) (attached hereto as Exhibit C);

(5) an e-mail, dated December 16, 2001, received by the Company from the Proponent discussing issues relating to the Proposal (attached hereto as Exhibit D); and

FOLEY & LARDNER
777 EAST WISCONSIN AVENUE, SUITE 3800
MILWAUKEE, WISCONSIN 53202-5367

TEL: 414.271.2400
FAX: 414.297.4900
WWW.FOLEYLARDNER.COM

WRITER'S DIRECT LINE
414.297.5675

EMAIL ADDRESS
bgarmer@foleylaw.com

CLIENT/MATTER NUMBER
031613-0121

001.1146447.2

(6) a letter, dated December 17, 2001, received by the Company from the purported record holder, Wealth Management Securities Services (the "Record Holder"), of the Proponent's shares of the Company's common stock (attached hereto as Exhibit E).

We are simultaneously providing the Proponent with a copy of this letter in accordance with Rule 14a-8(j).

On behalf of the Company, we hereby notify the Securities and Exchange Commission (the "Commission") and the Proponent that the Company does not intend to include the Proposal in the Proxy Materials. We submit this letter to respectfully request that the Staff of the Division of Corporation Finance of the Commission (the "Staff") advise the Company that it will not recommend any enforcement action to the Commission if the Company does not include the Proposal in the Proxy Materials. The Company currently intends to file its definitive Proxy Materials with the Securities and Exchange Commission on or about April 4, 2002.

I. SUMMARY OF THE COMPANY'S POSITION

In summary, the Company believes it may exclude the Proposal from the Proxy Materials under (1) Rule 14a-8(f) because the Proponent failed to establish his eligibility to submit the Proposal under Rule 14a-8(b), (2) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations, and (3) Rule 14a-8(i)(3) because the Proposal and the Proposal's accompanying supporting statement are contrary to Rule 14a-9, which prohibits false or misleading statements in proxy soliciting materials.

II. THE PROPOSAL

The text of the resolution contained as part of the Proposal states as follows:

Resolved: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in Alliant, with necessary steps to implement this strategy to include but be not limited to:

- Reduce substantially Alliant levels of cash and other sources of working capital
- Issue only floating rate debt, and converting existing fixed-rate debt to floating-rate
- Eliminate stand-by debt facilities
- Eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

III. GROUNDS FOR EXCLUSION

A. The Proponent Failed to Establish His Eligibility to Submit the Proposal.

The Company believes that it may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(f). Rule 14a-8(f) permits a company to exclude a shareholder proposal and any supporting statement when a proponent fails to establish proof of eligibility under Rule 14a-8(b) to submit a proposal if (1) the company notifies the proponent of the eligibility deficiency within 14 days after receipt of the proposal and (2) the proponent does not remedy the eligibility deficiency within 14 days after receipt of the company's notification. To be eligible to submit a shareholder proposal under Rule 14a-8(b), among other things, a proponent must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting of shareholders for at least one year by the date the proponent submits the proposal. If the proponent is not a record holder of shares of the company, then the proponent must prove the proponent's eligibility by submitting to the company either (1) a written statement from the "record" holder of the shares verifying that, at the time the proponent submitted the proposal, the proponent held the shares for at least one year or (2) a copy of a Schedule 13D, Schedule 13G, Form 4 or Form 5 reflecting the proponent's ownership of the shares as of the date on which the one-year eligibility period begins and a written statement that the proponent continuously held the required number of shares for the one-year period.

The Company received the Proposal from the Proponent on November 28, 2001. The Company subsequently confirmed that the Proponent was not the record holder of any shares of its common stock. On December 11, 2001, following a conversation with Mr. Edward M. Gleason, Vice President-Treasurer and Corporate Secretary of the Company, the Proponent e-mailed the Company a copy of his official trade confirmation in an effort to establish his eligibility under the one-year ownership requirement. In accordance with Rule 14a-8(f), the Company notified the Proponent in a letter dated December 12, 2001 of his need to demonstrate his eligibility under Rule 14a-8(b). The Company's letter explained that, within 14 days of his receipt of the letter, the Proponent was required to provide the Company with appropriate documentation to demonstrate that he (1) was the owner of at least $2,000 in market value of the Company's common stock and (2) had continuously held that stock for at least one year prior to submission of the Proposal. The Company's letter further explained that the official trade confirmation the Proponent had previously sent was not sufficient under Rule 14a-8(b) to prove the Proponent's eligibility because the Staff has recently stated that a shareholder's monthly, quarterly or other periodic investment statements do not demonstrate continuous ownership of securities. See Division of Corporation Finance: Staff Legal Bulletin No. 14 (July 13, 2001). The Company also notified the Proponent that he could still establish eligibility by delivering to the Company the required statement from the record holder of his shares verifying that he had held the common stock for at least one year at the time he submitted the Proposal.

The Proponent responded to the Company's letter with a letter dated December 17, 2001 from the Record Holder stating that the Proponent has held his shares of the Company's common stock since May 17, 2001. Thus, according to the Record Holder, the Proponent had held his shares for a little more than six months when he submitted the Proposal to the Company on November 28, 2001. In addition, the letter from the Record Holder fails to state the number of shares that the Proponent beneficially owns, therefore making it impossible to determine whether the Proponent owns at least $2,000 in market value of the Company's common stock.

The Company believes that it may exclude the Proposal pursuant to Rules 14a-8(b) and 14a-8(f) because the Proponent has failed to provide documentary support indicating that he satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b) within the statutory time frame set by Rule 14a-8(f). The Company advised the Proponent in its December 12, 2001 letter of the need for him to establish proof of eligibility and specifically informed him of the time period in which he had to respond. Although the Proponent timely responded to the Company's letter advising the Proponent of the eligibility defects, his response did not cure the eligibility defects. Since the Proponent is not a record holder of the Company's common stock and has not filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reporting ownership of the common stock, he is required under Rule 14a-8(b) to submit a written statement from the Record Holder verifying that he has continuously held the common stock for at least one year prior to submission of the Proposal. The letter from the Record Holder reflects that the Proponent has held his shares of the Company's common stock for less than one year and does not indicate the number of shares the Proponent beneficially owns. Under similar circumstances, the Staff has permitted the exclusion of a shareholder proposal from proxy materials where the proponent failed to provide documentary support indicating that the proponent has satisfied the minimum ownership requirement for the one-year period required by Rule 14a-8(b). See, e.g., Motorola, Inc. (September 28, 2001), McDonald's Corporation (March 7, 2001) (excluding a proposal substantially similar to the Proposal submitted by the Proponent on the same grounds) and The Coca-Cola Company (January 11, 2001).

B. The Proposal Deals with the Company's Ordinary Business Operations.

The Company believes that it also may properly exclude the Proposal from its Proxy Materials under Rule 14a-8(i)(7). Rule 14a-8(i)(7) permits a company to exclude a shareholder proposal and any supporting statement if the proposal deals with a matter relating to the company's ordinary business operations. The policy underlying Rule 14a-8(i)(7) ". . . is basically the same as the underlying policy of most state corporation laws to confine the solution of ordinary business problems to the board of directors and place such problems beyond the competence and directions of shareholders. The basic reason for this policy is that it is manifestly impracticable in most cases for stockholders to decide management problems at corporate meetings." Exchange Act Release No. 34-19135 (October 14, 1982).

The Proposal relates to business matters the authority over which is vested in the Company's management under Wisconsin law. Section 180.0801(2) of the Wisconsin Business Corporation Law (the corporation law of the jurisdiction in which the Company is incorporated) reflects this policy by providing that "[a]ll corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation." This statute vests management of the business and affairs of a corporation in the corporation's board of directors. Neither the Wisconsin Business Corporation Law nor the Company's articles of incorporation in any way limit the authority of the Company's Board of Directors in managing the business and affairs of the Company on matters to which the Proposal relates. Therefore, the Proposal relates to matters that are within the basic responsibility of the Company's Board of Directors, which it discharges on an ongoing basis in making the myriad of strategic and policy decisions involved in conducting the Company's ordinary business.

The ordinary business exclusion is intended to exclude proposals that are mundane in nature and do not implicate any substantial policy or other considerations. See Exchange Act Release No. 34-12999 (November 22, 1976). The Securities and Exchange Commission has noted that the policy underlying the ordinary business exclusion rests on two central policy considerations. The first is that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." Second, "a shareholder proposal should not seek to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." See Exchange Act Release No. 34-40018 (May 21, 1998).

The Proposal seeks to subject fundamental tasks of the Company's management to direct shareholder oversight by requesting the Company's Board of Directors to adopt and implement a comprehensive risk strategy, including by reducing the Company's levels of cash and other sources of working capital, issuing only floating rate debt, eliminating stand-by debt facilities and eliminating the purchase of all hedging instruments (including insurance and derivatives). Decisions concerning risk management, cash management, debt levels and financing alternatives are inherently based on complex considerations that are outside the knowledge and expertise of shareholders. The ability to make these decisions is fundamental to management's ability to control the operations of the Company and, as such, is not appropriately delegated to the Company's shareholders. In fact, presumably the Proponent understands the complexity of this area since, while working for a previous employer, he provided risk consulting services to the Company and its management on these very matters.

Furthermore, the "micro-management" concern comes into play in a number of circumstances, such as where a proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies. See Exchange Act Release No. 34-40018 (May 21, 1998). The Proposal seeks to "micro-manage" the Company by changing the Company's risk management methods by specifying the types of financing alternatives and risk management instruments that the Company may use. The average shareholder would have difficulty in evaluating the risk management and financing alternatives that are available to and suitable for the Company.

The Staff has previously taken the position that proposals relating to non-extraordinary risk management and financing decisions relate to ordinary business operations and that shareholder proposals with respect to these decisions may be excluded. See, e.g., Willamette Industries, Inc. (March 20, 2001) (excluding a proposal requesting an independent committee to prepare a report on a company's environmental issues and efforts to resolve them, including an estimate of the worst financial exposure due to environmental and other matters, with the Staff stating that the evaluation of risk relates to a company's ordinary business operations); The Mead Corporation (January 31, 2001); (excluding a proposal on the grounds that the proposal focused on environmental liability methodology and evaluation of risk); First Federal Bankshares, Inc. (August 24, 2000) (excluding a proposal requesting the board of directors to instruct management of the company to refrain from entering into new transactions involving certain financial instruments and to use the proceeds from maturing instruments to pay down debt); Sempra Energy (February 7, 2000) (excluding a proposal relating to the investment of funds derived from utility operations and the means of financing utility services); General Electric Company (February 15, 2000) (excluding a proposal on the grounds that sources of financing constitute ordinary business operations).

The Staff has stated that proposals relating to ordinary business matters but focusing on sufficiently significant social policy issues (e.g., significant discrimination matters) generally would not be considered to be excludable. However, the Proposal does not address significant social policy concerns. Instead, the Proposal is concerned with the Company's risk management policies, cash management policies, debt levels and financing alternatives, all of which are matters associated with the daily operation of the Company. Even when proposals have been phrased in terms of social policy issues, the Staff has permitted exclusion of proposals dealt with financial objectives. See, e.g., Willamette (although couched in terms of safeguarding health safety due to environmental issues, the Staff excluded the proposal based on the ordinary business operations involved in evaluating risk); American International Group, Inc. (February 10, 1998) (the Staff concurred that evaluation of risk for the purpose of setting insurance premiums is a matter of ordinary business, even though the risk at issue was an environmental issue (global warming)).

The Proposal clearly deals with issues and considerations that involve the Company's ordinary business operations. Consequently, the Proposal is not a matter that should be subject to direct shareholder control. Accordingly, the Company believes that it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(7).

C. The Proposal and the Accompanying Supporting Statement Violate Rule 14a-9.

Rule 14a-8(i)(3) permits a company to omit a shareholder proposal and the related supporting statement if such proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Set forth below are the statements in the Proposal's preamble and accompanying supporting statement that the Company believes to be false and misleading.

First, the preamble states that the Company has "aggressively" taken risks in certain segments of its business while in other segments of its business the Company demonstrates "harmful risk aversion." The Proponent further asserts that the Company's actions "cost" the Company "approximately $50 million in annual cash flow, or approximately $0.60 per common equity share, without having a material impact on the variability of aggregate financial results." The Proponent makes these bold assertions without any reference to an authoritative source and without setting forth the basis for his calculation of the financial impact the Company incurs. It is also instructive to note that the Proponent fails to discuss either the additional risks or the related costs the Company would be exposed to if, for example, it were to eliminate all of the steps it has taken to mitigate its exposure to market risks.

Second, the Proponent's supporting statement asserts that the Company's "risk management programs reflect considerable risk aversion, based in part on [the Company's] executives' inaccurate, incomplete, and isolated views of the risks in the energy business." The Proponent further claims that the Company's executives "overreact" to sources of risk and that the Company's investors as a group "care much less than executives do about individual sources of risk." Finally, the Proponent implies that the typical shareholder of the Company has a "higher tolerance for variability" than the Company's management.

The foregoing statements are both unfounded and unsupported and, at a minimum, impugn the competence of the Company's executives without basis. Such assertions make the Proposal excludable based on Note (b) to Rule 14a-9, which states the following as an example of what may be misleading within the meaning of the Rule, "[m]aterial which directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." Based on the foregoing, the Company believes that the Proposal and the accompanying supporting statement are false and misleading and, therefore, are excludable from the Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-9.

IV. CONCLUSION

For the reasons set forth above, we believe that the Company may exclude the Proposal from its Proxy Materials. We hereby request on behalf of the Company that the Staff not recommend any enforcement action if the Company excludes the Proposal from the Proxy Materials for the reasons discussed in this letter.

In the event that the Staff does not concur with the Company's position or desires additional information in support of the Company's position, we would appreciate an opportunity to confer with the Staff concerning these matters prior to the issuance of its response. If you would like to contact us directly or have any questions concerning this matter, please call the undersigned at (414) 297-5675 or Jay O. Rothman at (414) 297-5644.

Please acknowledge receipt of this filing by date-stamping the additional enclosed copy of this letter and returning it to the person making this filing.

Very truly yours,

Benjamin F. Garmer, III

Enclosures

cc: Edward M. Gleason
Barbara J. Swan
Alliant Energy Corporation
Jay O. Rothman
Foley & Lardner

Exhibit A

From: Michael R. Levin [l1863@yahoo.com]

Sent: Wednesday, November 28, 2001 7:18 AM

To: Edward Gleason

Subject: risk management

Hi Ed -

Attached is a copy of a shareholder proposal on risk management. Seeing as the deadline for submitting proposals for inclusion in the proxy materials is approaching I thought I would submit it at least by that deadline.

I am sending a hard copy in regular mail, which you should receive shortly.

Let me know your thoughts.

MRL

Michael R. Levin
L1863@yahoo.com

November 9, 2001

VIA EMAIL to edgleason@alliant-energy.com and post

Mr. Edward M. Gleason
Vice President – Treasurer and Corporate Secretary
Alliant Energy Corporation
222 West Washington Avenue
P.O. Box 2568
Madison, WI 53701-2568

Re: Shareholder Proposal

Dear Ed,

We have beneficially owned shares of Alliant Energy Corporation (Alliant) valued at more than $2,000 for more than one year, and we expect to continue ownership through the date of Alliant's next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 we are hereby submitting the following shareholder proposal and supporting statement for inclusion in Alliant's proxy statement for the next annual meeting of stockholders or any earlier meeting.

Whereas: Alliant lacks a comprehensive, consistent approach to risk taking and risk management.

- In some areas, Alliant takes risks aggressively, including international expansion and expansion into non-regulated businesses
- In other areas, risk management approaches, practices and programs reflect a harmful risk aversion that negates its otherwise aggressive risk taking.

Taken together, these risk management approaches, practices and programs appear to cost Alliant approximately $50 million in annual cash flow, or approximately $0.60 per common equity share, without having a material impact on the variability of aggregate financial financial results. These risk management programs represent overly conservative risk avoidance that is inconsisent with investor expectations for Alliant's riskiness within investor investment portfolios.

Resolved: Shareholders request the Board of Directors adopt and implement a comprehensive risk strategy that is both consistent with and based on independent research into and analysis of the overall level of variability in financial results that investors expect from their investment in Alliant, with necessary steps to implement this strategy to include but be not limited to:

- reduce substantially Alliant levels of cash and other sources of working capital
- issue only floating rate debt, and converting existing fixed-rate debt to floating-rate
- eliminate stand-by debt facilities
- eliminate the purchase of all hedging instruments, including all forms of insurance, currency derivatives, and interest rate derivatives.

Supporting statement
By adopting a comprehensive risk strategy, and by implementing it in at least in the identified areas, Alliant will increase annual cash flow by approximately $50 million, or approximately $0.60 per common equity share, without a material increase in the variability of Alliant's aggregate financial results and corresponding increase in economic capital. This figure is based on analyses of publicly-available information from Alliant and comparable firms, and could in fact increase as Alliant implements a comprehensive risk strategy in other areas, such as commodity price hedging.

Alliant's risk management programs reflect considerable risk aversion, based in part on Alliant executives' inaccurate, incomplete, and isolated views of many of the risks in the energy business. Both established theory and available evidence suggests that Alliant executives over-react to individual sources of variability, and design and implement risk management programs that respond as absolutely and completely as possible to what they perceive as material risks. Alliant investors view a firm differently, as a logical collection of risks that generate an aggregate performance, and care much less than executives do about individual sources of risk. Furthermore, investors typically have a higher tolerance for variability than executives, with executives thinking that many more events are material than investors think are material.

A vote FOR this proposal is a vote to align executive risk taking with shareholder risk appetite.

***

Please feel free to contact me at 847.291.3431 with any questions.

Very truly yours,

Michael R. Levin

Exhibit B

From: "Michael R. Levin" <l1863@yahoo.com>
To: "Edward Gleason" <EdGleason@alliant-energy.com>
Date: 12/11/01 8:11AM
Subject: RE: risk management

Ed -

Thanks for your call. Please send correspondence to me at:

Michael R. Levin
1863 Kiest Avenue
Northbrook, IL 60062

I receive forwarded mail from there.

Second, attached is an electronic trade confirmation from E*Trade, the service I use to purchase securities, that shows I established my position in LNT on 8 November 2000. I believe this establishes eligibility pursuant to SEC regulations.

I will be in touch shortly with a more detailed list of questions and ideas for us to discuss.

MRL

-----Original Message-----
From: Michael R. Levin [mailto:l1863@yahoo.com]
Sent: Tuesday, December 11, 2001 11:10 AM
To: Edward Gleason
Subject: RE: risk management

Hi Ed -

I received your messages at my US home and at my apartment here in Singapore, and I'm eager to speak with you.

Singapore is 14 hours ahead of Madison, so a good time to talk would be at the end of your business day, which is early the next morning for me. Or, first thing in the morning for you is late evening for me. Let me know what works best for you.

I'm also comfortable exchanging emails, which is how I find I communicate with just about everyone, US and Asia, these days.

Look forward to catching up with you.

MRL

-----Original Message-----
From: Michael R. Levin [mailto:l1863@yahoo.com]
Sent: Monday, December 10, 2001 6:25 AM
To: Edward Gleason
Subject: RE: risk management

E*TRADE

Official Trade Confirmation

For the account of:
MICHAEL R LEVIN
IRA R/O ETRADE CUSTODIAN
1863 KIEST AVE
NORTHBROOK IL 60062

Account Number	Type	Transaction Type
1140-6210	Cash	06 - Over The Counter

Trade Date	Settlement Date	Symbol	CUSIP	Buy/Sell	Net Amount
11-08-2000	11-13-2000	LNT	018802-10-8	Buy	30,077.45000

Item No.	Quantity	Price	Amount	Interest / Sales Tax	Sec Fee / Broker Assisted / Market Center	Commission / Charge
1	1,000.00000	30.06250	30,062.50000	.00000		14.95000

Description

ALLIANT ENERGY CORP

UNSOLICITED

Exhibit C

ALLIANT ENERGY.

Alliant Energy Corporation
Worldwide Headquarters
222 West Washington Avenue
P.O. Box 192
Madison, WI 53701-0192

Office: 608.252.3311
www.alliantenergy.com

December 12, 2001

VIA ELECTRONIC AND U.S. MAIL

Mr. Michael R. Levin
1863 Kiest Avenue
Northbrook, Illinois 60062

Re: Eligibility to Submit Shareowner Proposal

Dear Mike:

As a follow up to our telephone conversation of December 11, 2001, I acknowledge that we have received your shareowner proposal and supporting statement regarding the Company's implementation of a comprehensive risk strategy. As I indicated in our telephone call, we are notifying you that your proposal may be subject to exclusion because you have not established that you have continuously held, for at least one year, shares of the Company's common stock with a market value of at least $2,000, as required by Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended.

Under Rule 14a-8(b), to establish such continuous ownership, you must submit to the Company "a written statement from the 'record' holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year." The trade confirmation that you emailed to me is insufficient under the SEC's rules. The SEC Staff recently stated in Staff Legal Bulletin No. 14 (July 13, 2001) that a shareowner's monthly, quarterly or other periodic investment statements do not demonstrate continuous ownership of the securities.

You may still establish that you are eligible to submit a shareowner proposal by delivering to the Company the required statement of the record holder. You must also include your own written statement that you intend to hold the securities through the date of the 2002 annual meeting of shareowners. Such statements must be postmarked or transmitted electronically to the Company within 14 days of your receipt of this letter. Even if you are able to properly substantiate your eligibility to submit a shareowner proposal, the Company may seek to exclude your proposal on any of the grounds set forth in Rule 14a-8(i). Lastly, I look forward to receiving from you suggestions regarding a risk management dialogue that could be achieved without the formality and mutual inconvenience of a formal shareholder proposal.

Very truly yours,

Edward M. Gleason
Vice President - Treasurer and
Corporate Secretary

001.1132836.1

Exhibit D

From: Michael R. Levin [l1863@yahoo.com]

Sent: Sunday, December 16, 2001 8:10

To: Edward Gleason

Subject: risk management

Dear Ed,

Thanks for your letter of letter of 12 December. In response, below are some further comments and issues for us to discuss.

In your phone call you asked what I seek to accomplish with the shareholder proposal. My only goal is a constructive and productive discussion of risk taking and risk management at Alliant. In your letter you suggest that such a process is formal and mutually inconvenient, and I respectfully disagree - the process can be helpful, accelerate useful change, and build consensus through the compilation of a variety of investor perspectives. I want to reiterate that I am pleased with Alliant management and our current relationship, and that the shareholder proposal should in no way be interpreted as a criticism or an effort to make management look bad.

The goals of that discussion, then, are many-fold. I would like to present these goals working backward from the final objective, with which I am sure you will agree: above-market appreciation of Alliant's share price. Based on my preliminary analyses, LNT has an opportunity to increase share price significantly, through the contribution of a permanent annual increase in earnings per share of $0.60. This in turn results from an increase in cash flow of at least $50 million per year. And, as you know my thinking on the subject, the increase results from design and implementation of an advanced risk strategy.

Concerning design, I leave the precise details of the risk strategy up to Alliant, although as you know I have some specific views about that design that I would be pleased to share with you. I do expect that the risk strategy will seek to understand investor risk appetite, and align executive risk propensity with that appetite. I also expect that the process of achieving that alignment will entail changes in Alliant organization, culture, and compensation systems that will allow the firm to manage risk as an entire portfolio, rather than as individual risk taking, control, and hedging decisions.

Concerning implementation, while implementation of the risk strategy will depend in part on its design, I also expect that however the precise details of the design end up, some of the principles of that design, including alignment of investor risk appetite and executive risk propensity, and taking and managing risk as a single portfolio, will inevitably lead to these specific changes in risk management decisions:

- reduce substantially Alliant's levels of cash and other sources of working capital, and redeploy those funds into uses that produce a higher return
- issue only floating-rate debt, and convert existing fixed-rate debt to floating rate
- eliminate stand-by debt facilities
- eliminate the purchase of all hedging instruments, including but not limited to all forms of insurance, currency and interest rate derivatives, and commodity (gas, oil, coal, and others) and weather derivatives

These changes are necessary because in each instance Alliant appears to make risk management decisions that are inconsistent with investor interest. Alliant seeks to reduce risk that is either not material to investors (falls within the thresholds of investor risk tolerance) or is already hedged within investors' own diversified portfolios.

There may be other instances where Alliant makes risk decisions inconsistent with investor interest. This list is based only on my familiarity with Alliant as an investor and on publicly-available information. I expect that as Alliant designs its risk strategy it will uncover many more instances, thus adding to the $50 million annual cash flow increase from these changes that I have already estimated.

It seems to me that Alliant can approach this issue, and the subject of the shareholder proposal, from at least two perspectives. First, Alliant can continue to design its strategy. I would expect this strategy to include these steps and outcomes:

1. evaluate Alliant risk appetite, including
    - analysis of investor and management risk capacity
    - presentation and discussion of the analysis to the Board of Directors
2. design risk strategy, which will include
    - define principles concerning
        - nature and extent of risk that Alliant will take within its risk appetite
        - impact that the nature and extent of risk will have on Alliant financial and operational results
    - presentation to, discussion with, and adoption of the strategy by the Board of Directors
3. design related programs, including
    - programs that will reflect the risk strategy in ways that will provide executives with proper incentives for appropriate risk taking and risk management, specifically programs for
        - shareholder value measurement
        - executive performance management
    - presentation to, discussion of, and adoption of these programs by the Board of Directors

I realize that Alliant remains in the early stages of this design work, and I would enjoy hearing more about this, and if you are interested in contributing to it.

Second, Alliant can begin to implement the strategy immediately, since implementation will in all likelihood include at least the changes noted above. Implementation should entail:

1. Identify all areas likely to be affected by the risk strategy; the four areas above represent only a preliminary list of these areas, but my knowledge of the company suggests that there are many more, including
    - all areas in which Alliant hedges risk using counterparties,
    - all areas in which Alliant has redundant or excessive control structures
2. Evaluate the impact of hedging and control on cash flow and economic capital, both in each identified area and on the entire portfolio of risks represented by the identified areas taken together; I have completed an initial analysis of the four items listed above, leading to my conclusion that an additional $50 million in cash flow will result.
3. Identify necessary changes in each area that will maximize shareholder value through an increase in cash flow relative to economic capital needed; for the four items listed above I have identified the necessary changes that will lead to the increase in cash flow.
4. Make the specific changes in the four areas listed, as well as others that arise from the preceding implementation steps 1.-3.

As with the design work, I would be pleased to contribute to these items, as well, if you are interested.

I would of course be interested in your thoughts about these two areas, and what progress you expect Alliant will make over what period of time in implementing steps 1.-3. for design of the risk strategy, and for steps 1.-4. for implementation.

Imagine the positive impact on the market for Alliant's shares at the time Alliant announces a substantial, permanent increase in earnings per share as a consequence of designing and implementing this risk strategy. It is this increase alone that I seek from these efforts.

Thanks again for your willingness to consider these suggestions. I look forward to working with you on this.

Michael R. Levin
L1863@yahoo.com

Exhibit E

Wealth Management Securities Services

A Division of ABN AMRO Financial Services, Inc.
Member NASD/SIPC

135 South LaSalle Street, Suite 1755
Chicago, Illinois 60603
(800) 432-2681
FAX: (312) 904-8237

Wealth Management Group

December 17, 2001

Alliant Energy Corporation
Mr. Edward M. Gleason
Vice President – Treasurer & Corporate Secretary
222 West Washington Ave.
P.O. Box 2568
Madison, WI 53701-2568

RE: Alliant Stock

Dear Mr. Gleason:

I am writing this letter on behalf of our client Michael R. Levin. Michael has held his shares in Alliant (LNT) since May 17, 2001 when he became a customer of ours and transferred these securities in "kind" from an outside brokerage firm.

Michael has not transacted any activity in this security since establishing his relationship with our firm. If I can be of further assistance, please call me at 312/904-2456.

Sincerely,

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Alliant Energy Corporation
Incoming letter dated January 10, 2002

The proposal relates to risk strategy.

There appears to be some basis for your view that Alliant Energy may exclude the proposal under rule 14a-8(f). We note that the proponent appears to have failed to supply, within 14 days of receipt of Alliant Energy's request, documentary support sufficiently evidencing that he satisfied the minimum ownership requirement for the one-year period required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if Alliant Energy omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Alliant Energy relies.

Sincerely,

Jonathan Ingram
Special Counsel